EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Statement Re: Ratio of Earnings to Fixed Charges

Thousands, except per share amounts

(Unaudited)

	Year Ended Dec. 31,
	2006	2005	2004	2003	2002
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,651	$34,330	$33,776	$33,258	$32,264
Other Interest	4,648	2,665	2,184	2,048	1,620
Amortization of Debt Discount and Expense	716	808	773	696	799
Interest Portion of Rentals	1,465	1,357	1,489	1,622	1,578

Total Fixed Charges, as defined	$41,480	$39,160	$38,222	$37,624	$36,261

Earnings, as defined:
Net Income	$63,415	$58,149	$50,572	$45,983	$43,792
Taxes on Income	36,234	32,720	26,531	23,340	23,444
Fixed Charges, as above	41,480	39,160	38,222	37,624	36,261

Total Earnings, as defined	$141,129	$130,029	$115,325	$106,947	$103,497

Ratio of Earnings to Fixed Charges	3.40	3.32	3.02	2.84	2.85